Exhibit 99.1

Alida Gualtieri

General Counsel & Secretary

Direct: (514) 630-7060

Fax: (514) 630-7159

Email: agualtieri@draxis.com

May 28, 2007

VIA SEDAR

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Securities Administration Branch (New Brunswick)

Securities Commission of Newfoundland and Labrador

Registrar of Securities (Northwest Territories)

Nova Scotia Securities Commission

Registrar of Securities (Nunavut)

Ontario Securities Commission

Office of the Attorney General Securities Division (Prince Edward Island)

Autorité des marchés financiers

Saskatchewan Financial Services Commission — Securities Division

Registrar of Securities (Yukon)

Re:          DRAXIS Health Inc. — Report of Voting Results (Section 11.3 of National Instrument 51-102)

Dear Sirs:

With regard to DRAXIS Health Inc.’s Annual Meeting of Shareholders on May 17, 2007, and in compliance with NI 51-102, we are enclosing the information contained in the Final Scrutineers’ Report of Computershare Investor Services Inc.

The Scrutineers reported that there were 2 shareholders present at the Annual Meeting representing in person 2,712 shares and that there were 393 shareholders who were represented by proxy holding 30,876,488 shares, being 68.26% of the total 45,239,782 outstanding common shares of DRAXIS Health Inc.

Of the proxies received, the following shares were voted “For”, “Withheld” or voted “Against” as indicated:

1.	The election as directors of Management’s nominees in accordance with the Management Information Circular of the Corporation.
Result: Carried

	Dr. Martin Barkin
	Leslie L. Dan
	George M. Darnell
	Rolf H. Henel	30,158,356	718,132	0
	Brian M. King	For	Withheld	Non-Votes
	Samuel W. Sarick
	Bruce W. Simpson
	John A. Vivash

2.	Appointment of Deloitte & Touche LLP, Chartered Accountants, as	30,650,830	225,658	0
	Auditors of the Corporation and the authorization of the directors to fix	For	Withheld	Non-Votes
	the auditors’ remuneration.
	Result: Carried

3.	Approval of the Amendments to the 2006 Stock Option Plan as set out in	15,137,112	8,115,144	7,624,232
	the Management Proxy Circular dated March 19, 2007.	For	Against	Non-Votes
	Result: Carried

Yours very truly,

DRAXIS HEALTH INC.

By:	/s/ :Alida Gualtieri
General Counsel & Secretary

FINAL SCRUTINEERS’ REPORT
DRAXIS HEALTH INC.
ANNUAL MEETING OF SHAREHOLDERS
HELD ON MAY 17, 2007

The undersigned Scrutineers report that there are present at the meeting 2 registered shareholders and proxyholders voting in person, holding 2,712 shares and that there are 393 shareholders represented by proxy holding 30,876,488 shares.

The total number of shares represented in person and by proxy at the said meeting is 30,879,200 which represents 68.26% of the total outstanding shares.

Dated at Toronto this 17th day of May, 2007.

/s/:Sophie Arcaro
Scrutineer

/s/:Shirley Tom
Scrutineer

COMPUTERSHARE INVESTOR SERVICES INC.

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.

If Computershare has mailed voting Instruction forms directly to non-objecting beneficial holders on behalf of Issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non- objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion In our report as Scrutineer.

DRAXIS HEALTH INC.
ANNUAL MEETING OF SHAREHOLDERS
HELD ON MAY 17, 2007
REPORT ON PROXIES

MOTIONS	NUMBER OF SHARES					PERCENTAGE OF SHARES CAST
	FOR	AGAINST	WITHHOLD	SPOILED	NO VOTE	FOR	AGAINST	WITHHOLD
Election of Directors.	30,158,356	0	718,132	0	0	97.67%	0.00%	2.33%
To appoint Deloitte & Touche LLP as auditors.	30,650,830	0	225,658	0	0	99.27%	0.00%	0.73%
To pass a resolution in the form set out in Schedule “B” to the management proxy circular to approve amendments to the Stock Option Plan of DRAXIS Health Inc. and 2006 Stock Option Plan.	15,137,112	8,115,144	0	0	7,624,232	65.10%	34.90%	0.00%

TOTAL SHARES ISSUED & OUTSTANDING:  45,239,782

TOTAL SHAREHOLDERS VOTED BY PROXY:  393

TOTAL SHARES VOTED:  30,876,488

TOTAL % OF SHARES VOTED:  68.25%

/s/:SOPHIE ARCARO	/s/:SHIRLEY TOM
SCRUTINEER	SCRUTINEER

DRAXIS HEALTH INC.
ANNUAL MEETING OF SHAREHOLDERS
HELD ON MAY 17, 2007

REPORT ON BALLOT

TO PASS A RESOLUTION IN THE FORM SET OUT IN SCHEDULE “B” TO THE
MANAGEMENT PROXY CIRCULAR TO APPROVE AMENDMENTS TO THE STOCK OPTION
PLAN OF DRAXIS HEALTH INC. AND 2006 STOCK OPTION PLAN.

We, the undersigned scrutineers, hereby report that the result of the vote by ballot with respect to the above matter is as follows:

NUMBER OF VOTES

FOR the motion	15,137,112	65.10%
Against the motion	8,115,144	34.90%
Total	23,252,256

/s/:Sophie Arcaro	/s/: ShirleyTom
Scrutineer	Scrutineer

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.

If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. En such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.